UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒          Form 40-F ☐

Private Placement of Ordinary Shares of Junee Limited (the “Company”) and Warrants

On March 18 and 19, 2025, the Company entered into certain private placement subscription agreements (the “Agreements” and each an “Agreement”) with certain investors (the “Purchasers” and each a “Purchaser”) for the purchase and sale of ordinary shares, no par value per share (“Ordinary Shares”), and warrants to purchase Ordinary Shares (the “Purchaser Warrants”).

Pursuant to the Agreement, each Purchaser has agreed to subscribe for and purchase Ordinary Shares and Purchaser Warrants at a purchase price (the “Unit Price”) equal to the Unit Price per Ordinary Share and 1/3 Purchaser Warrant, where “Unit Price” means 75% of the average closing price of twenty (20) trading days immediately prior to the date of the Agreement. In the event that payment by the Purchaser is not received by the Company within a set time period as stipulated in each Agreement, the Unit Price shall be adjusted to the average closing bid price of twenty (20) trading days immediately prior to such date that full payment is to be made by the Purchaser.

There is no minimum required to close any subscription under the offering. The securities issued in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any applicable state securities laws, and are therefore subject to restrictions on transfer. The Ordinary Shares and Purchaser Warrants may not be offered or sold by the purchasers prior to the expiration of a six-month period from the closing date, except in compliance with the safe harbor provisions of Regulation S under the Securities Act, pursuant to an effective registration statement, or an available exemption from registration.

Pursuant to the Agreements, the Company sold 6,600,000 Ordinary Shares and 2,199,999 Purchaser Warrants, and received $22,152,900 in gross proceeds from such sale. The Company plans to use the net proceeds from the private placement for the research and development as well as production of AI servers, exploring investment opportunities in the AI sector, and supplementing the Company’s general working capital.

For more details of the transaction, please refer to copies of the form of the Agreements and Purchaser Warrants, which are filed as exhibits to this report on Form 6-K and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Private Placement Subscription Agreement
10.2	Form of Warrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title	Executive Director

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